Ms. Jenn Do
Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC  20549

March 19, 2010

RE:      American Fiber Green Products, Inc.
         Form 8-K Item 4.01
         Filed February 11, 2010
         File No. 0-28978

We have received your comments dated March 12, 2010 and have addressed each comment below.

Comment 1:
In your next amendment, please ensure you file a Form 8-K/A, instead of a regular Form 8-K, as was the case with this filing on March 10, 2010.

Our future filings will include the /A designation, according to the amendment number as prescribed. The current filing is designated as 8-K/A2

Comment 2:
You disclose in 1d that "During the most recent review periods, subsequent to September 30, 2009, there have been no reportable events with us as set forth in
Item 304(a)(i)(v) of Regulation S-K". As previously requested, please amend your filing to disclose, if true, that during you two most recent fiscal years and any subsequent interim period through February 8, 2010, there have been no reportable events. Refer to Item 304(a)(1)(v) of Regulation S-K.

We have amended our filings to include the subsequent period, through the date of termination, and made reference to Item 304(a)(1)(v) of Regulation S-K.

Comment 3:
We note there is extraneous information near the bottom of this filing, indicating that, amoung other things, your fiscal year ends February 28, your former accountants are PNC andy you engaaged your successor auditor in a date other than as previously disclosed. Please advise or remove this section in your amended filing

This information was inadvertantly included in the filing. We have removed this extraneous information.

Comment 4:
Please file the Exhibit 16 letter as a separate exhibit to the Form 8-K. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating wether the accountant agrees with the statemetns made in your reviesed Form 8-K. Please ensure the date of this letter is reasonable close to the date on which the revised Form 8-K is filed. We note this is not the case with the current
Exhibit 16 letter, which is dated February 22, 2010, but the reveised Form 8-K was filed March 10, 2010.

We have attached an updated letter from the former accountant to the amended filing.

Sincerely,

Daniel L Hefner
Chief Executive Officer